Exhibit 23.1

Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007 of the Company and our report dated February 28, 2008 expressed an unqualified opinion and includes an explanatory paragraph regarding the Company’s change in its method of accounting for employee stock-based compensation in 2006 and the Company’s change in its method of accounting for uncertainty in income taxes in 2007, on those financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

Dallas, Texas

February 28, 2008